EXHIBIT 11.1

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income Per Share of Common Stock

Year Ended
(in thousands, except per share data)	December 31, 2004
Basic
Shares outstanding at the start of the period	72,332
Weighted average of new shares issued during the period	—
Weighted average of treasury shares issued during the period for exercise of stock options, other stock compensation plans, and acquisitions	1,055
Weighted average of treasury shares purchased during the period	(15)

Average shares outstanding — basic	73,372

Effect of Dilutive Securities
Average dilutive shares outstanding — assuming dilution	1,303

Average shares outstanding — assuming dilution	74,675

Net income	$93,559

Income Per Common Share — Basic
Net income	$1.28

Income Per Common Share — Diluted
Net income	$1.25